HAND & HAND PC

24351 Pasto Road #B

Dana Point, California 92629

(949) 489-2400

(949) 489-0034

September 17, 2008

Pamela A. Long

Assistant Director

Securities & Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

            Re:       New Millennium Products

                        Amendment No. 2 to Registration Statement on Form S-1

                        File No. 333-152678

                        Filed:  September 10, 2008

Dear Ms. Long:

            Thank you for your efforts in reviewing this filing. Your comments are reproduced below together with our response on behalf of New Millennium Products.

1.      Thank you for filing a marked copy of amendment number 2 to your registration. However, we note that this amendment was filed only in marked form. A clean, unmarked copy must also be filed. Please ensure that your next amendment includes a clean copy, which is not marked to show changes, and a marked copy that does indicate the changes you have made.

The Registrant has complied in this filing by adding the  and  tags around the HTML document. EDGAR staff has confirmed that when these tags are utilized, the Corporation Finance staff is provided with two copies of the document, one clean and one redlined.

Principal Shareholders

2.      Please see the text in footnote (1) to the principal shareholders table, as it appears on the EDGAR system. There appears to be a typographical error in offotnote (1) that prevents the disclosure from being readable. Please revise.

             Complied.

Very truly yours,

Jehu Hand

JH:kp